Exhibit 99.1

Nano Labs Announces Pricing of Unregistered Sale of Equity Securities and Increased Bitcoin Holdings to 400

Hong Kong, February 21, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it has entered into share subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”) to sell 913,714 Class A ordinary shares of the Company in a private placement (the “Private Placement”). The purchase price per Class A ordinary shares is US$6.46, and the aggregate purchase price of the Private Placement is approximately US$5.9 million (the “Aggregate Purchase Price”). The Aggregate Purchase Price will be satisfied in Bitcoin (BTC) and USDT. The shares are offered in a transaction not required to be registered under Section 5 of the Securities Act. The closing may take place in 10 business days, subject to customary closing conditions. Previously, the Company has secured investments from prominent institutions including FENBUSHI, Golden Forest, and Longling Capital.

In addition, the Company has recently increased its Bitcoin holdings. As of February 21, 2025, the Company holds a total of approximately 400 Bitcoins, with a current value of approximately US$40 million. The average acquisition cost of its Bitcoin holdings is approximately US$99,500 per BTC, inclusive of transaction fees.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com